September 16, 2010

Securities and Exchange Commission

Public Filing Desk

100 F Street N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Numbers 333-147999 and 811-22153

Ladies and Gentlemen:

On behalf of Dunham Funds, a registered investment company (the "Trust"), we hereby submit, via electronic filing, a Definitive Information Statement (the "Statement"). The Statement is filed pursuant to Rule 14c-101 promulgated under the Securities Exchange Act of 1934.  The Statement includes several conforming edits in response to comments received from the SEC staff based upon its review of the Preliminary Information Statement.  The purpose of the Statement is to provide information to shareholders of the Dunham Large Cap Growth Fund, a series of the Trust, as required by the "Manager of Managers" Exemptive Order upon which the Trust relies.

The Trust has authorized us to acknowledge on its behalf that:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ THOMPSON HINE LLP

THOMPSON HINE LLP